Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

February 27, 2014

VIA EDGAR

Deborah O’Neal-Johnson

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Old Westbury Funds, Inc. (the “Registrant”)
File Nos. 033-66528 and 811-07912

Dear Ms. O’Neal-Johnson:

As counsel to the Registrant, we are writing to respond to the comments that you provided to us by telephone on February 20, 2014 in connection with the Registrant’s Post-Effective Amendment No. 53 under the Securities Act of 1933 (Amendment No. 54 under the Investment Company Act of 1940, as amended (the “1940 Act”)) filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2013 by the Registrant for its respective series (each, a “Fund” and collectively, the “Funds”). For your convenience, summaries of these comments are set forth below, and each is followed by our response.

PROSPECTUS

Comment 1:

Please confirm that there are no “Shareholder Fees” (i.e., fees paid directly from an individual investor’s investment, such as sales charges, redemption fees, exchange fees or maximum account fees) associated with a shareholder’s investment in the Funds.

Response 1:

The Registrant hereby confirms that there are no such “Shareholder Fees.” Fund expense ratios are set forth in each Fund’s “Annual Fund Operating Expenses” table.

Comment 2:

Please confirm that, to the extent required under Form N-1A, each Fund’s “acquired fund fees and expenses” are listed as a line item in the Fund’s “Annual Fund Operating Expenses” table.

Response 2:

The Registrant hereby confirms that, to the extent required under Form N-1A, each Fund’s “acquired fund fees and expenses” are listed as a line item in the Fund’s “Annual Fund Operating Expenses” table.

Comment 3:

If Bessemer Investment Management, LLC (“BIM”) or Bessemer Trust Company, N.A. (“BTNA”) are entitled to recoup any previously waived fees under the current fee waiver letter agreement, please disclose such recoupment arrangement.

Response 3:

Neither BIM nor BTNA are entitled to recoup any previously waived fees under the current fee waiver letter agreement. Accordingly, no disclosure is being made in this regard.

Comment 4:

Certain of the Funds’ “Principal Investment Strategies” and “Principal Risks” indicate that the Fund may invest in fixed income securities.

a.	Comment: To the extent not already disclosed, please disclose the maturity range(s) of fixed income securities in which the Fund may invest.

Response: Each Fund that invests in fixed income securities as part of its principal investment strategies is permitted to invest in fixed income securities of any maturity. The principal investment strategies for such Funds have been revised to provide clarifying disclosure in this regard.

b.	Comment: To the extent not already disclosed, please include disclosure regarding the quality of fixed income securities (other than U.S. government obligations) in which the Fund may invest.

Response: Where not already disclosed, the Registrant has made the requested changes.

c.	Comment: Please indicate that below investment grade and high yield debt securities are also referred to as “junk bonds” and disclose that such instruments are considered speculative.

Response: The Registrant notes that this disclosure is already included in the Funds’ Prospectus and Statement of Additional Information (“SAI”). To address the Staff’s comment, however, the Registrant has added further disclosure in the summary section for each Fund, as applicable.

d.	Comment: Please disclose “credit risk” as a principal risk of investing in the Fund.

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Response: The Registrant has made the requested clarifying change for each Fund that may invest in “fixed income securities” as part of its principal investment strategies.

Comment 5:

With respect to Old Westbury Large Cap Core Fund, please disclose “interest rate risk” as a principal risk of investing in the Fund.

Response 5:

The Registrant has made the requested change.

Comment 6:

Certain of the Funds’ “Principal Investment Strategies” indicate that the Fund may invest in derivatives. Please confirm that such disclosure is consistent with the Staff guidance set forth in the Miller Letter to the Investment Company Institute (“ICI”) dated July 30, 2010.

Response 6:

The Registrant hereby confirms that the disclosure is, in its view, consistent with the Staff guidance set forth in the Miller Letter to the ICI.

Comment 7:

In the “Fund Summaries – Performance Information” section, please delete the following language from the introductory paragraphs: “The Net version of the index reflects no deductions for fees, expenses or income taxes.”

Response 7:

The Registrant has made the requested change, unless a Fund compares its performance to both a “net” and a “gross” benchmark. In such case, this disclosure was retained because the Registrant believes it provides helpful and appropriate information concerning the returns of the indices for shareholders.

Comment 8:

In the “Fund Summaries – Management of the Fund” section, please limit the information about each portfolio manager to the information required under item 5 of Form N-1A.

Response 8:

The Registrant has made the requested change.

Comment 9:

In the “Fund Summaries – Tax Information” section, please revise the disclosure to conform to the applicable requirements of the General Instructions to Form N-1A.

Response 9:

The Registrant has made the requested change.

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Comment 10:

With respect to Old Westbury Large Cap Strategies Fund, please disclose as a principal risk the risks associated with investing in developing markets.

Response 10:

The Registrant has made the requested change.

Comment 11:

With respect to the Old Westbury Real Return Fund, please confirm that “dividend expenses associated with securities sold short” are included in the “Annual Fund Operating Expenses” table for such Fund given that short selling is permitted under its principal investment strategies to engage in short sales.

Response 11:

The Registrant hereby confirms that, to the extent that the Fund pays such expenses during a covered period, “dividend expenses associated with securities sold short” would be reflected in the “Other Expenses” line item in the Fund’s “Annual Fund Operating Expenses” table.

Comment 12:

The “Additional Information About the Funds – Investment Goals” section states that the investment goal of each Fund is “not fundamental”. If there is a policy of providing advance notice regarding changes in investment goals, please disclose such a policy.

Response 12:

The Prospectus and SAI do not state that advance notice will be provided to shareholders regarding a change to the Funds’ investment goals because such investment goals are not fundamental. Moreover, the Registrant has not adopted such a policy. The Registrant, however, notes that in instances in the past, including in connection with prior amendments to the Registrant’s Prospectus and SAI, it has, in effect, provided shareholders with advance notice, in the form of Prospectus and SAI supplements, of expected changes to the manner in which the Funds are managed.

Comment 13:

If applicable, please disclose in the section entitled “Additional Information About the Funds – Portfolio Holdings” that the Funds’ portfolio holdings are available on the Funds’ website.

Response 13:

The Registrant does not maintain a website. Therefore, the Registrant has not included disclosure that the Funds’ portfolio holdings are available on its website.

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SAI

Comment:

In connection with the Funds’ Fundamental Limitation No. 7 (Concentration), please disclose the Funds’ approach with respect to considering the concentration policy or portfolio concentration of any registered investment company in which it may invest.

Response:

While the Registrant appreciates the Staff’s comment, the Registrant believes that additional disclosure is not required. With respect to complying with the Funds’ Fundamental Limitation No. 7 (Concentration), the Funds determine the appropriate manner to address compliance with the concentration policy. In this regard, the Funds may take into account factors considered to be appropriate based on the particular circumstances, including, among other factors, the portion of a Fund’s portfolio invested in a particular industry and the investment strategies of the investment company in which the Fund may invest.

RESPONSES TO COMMENTS ON SUBSIDIARY FOR OLD WESTBURY REAL RETURN FUND

Overview/Background:

As disclosed in the Prospectus, Old Westbury Real Return Fund (for purposes of this section, the “Fund”) will seek to gain exposure to commodities, commodities-related instruments, derivatives and other investments by directly investing in those instruments or through investments in OWF Real Return Fund Ltd., a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). The Subsidiary is advised by the same investment adviser as the Fund, BIM, and has the same investment goal as the Fund. The Subsidiary pursues its investment goal by investing in commodities, commodities-related instruments, derivatives and other investments. The Subsidiary (unlike the Fund) may invest without limitation in these investments. However, the Subsidiary is otherwise subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund. In this regard, the aggregate investments of the Subsidiary, together with the Fund, are subject to various 1940 Act limitations. To the extent of the Fund’s investment in the Subsidiary, the Fund will be subject to the risks associated with the commodities, derivatives and other investments in which the Subsidiary invests, which are discussed in the Prospectus.

Comments/Responses:

The Staff asked for certain information relating to the Fund and the Subsidiary. The Staff’s comments and the Registrant’s responses follow:

a.	Comment: Please confirm that the Fund and the Subsidiary comply, on an aggregate basis, with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18).

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Response: The Fund and the Subsidiary comply with all applicable requirements of the 1940 Act, including Sections 8 and 18, and the rules thereunder. More specifically, although technically not subject to the 1940 Act, the Subsidiary generally operates as though it were an investment company subject to the 1940 Act for compliance purposes and, as relevant, is subject to compliance policies that are essentially the same as those of the Fund. For certain compliance matters, including with respect to diversification requirements, the Fund is deemed to own the holdings of the Subsidiary so that monitoring is performed on an aggregate basis.

b.	Comment: Please confirm that the approval of the Subsidiary’s investment advisory agreement with BIM was consistent with the requirements of Section 15(a) of the 1940 Act. In addition, please confirm that the Registrant has filed, as an exhibit to the registration statement, the investment advisory agreement between BIM and the Subsidiary (the “Subsidiary Advisory Agreement”) as a material contract of the Fund.

Response: The Registrant hereby confirms that the process in connection with the approval and renewal of the Subsidiary Advisory Agreement was conducted consistent with the requirements of Section 15 of the 1940 Act. The Registrant also confirms that the Subsidiary Advisory Agreement has been filed as an exhibit to the Registrant’s registration statement.

c.	Comment: Please identify the custodian(s) for the Subsidiary. Please also confirm that the Subsidiary complies with the custody provisions of Section 17 of the 1940 Act.

Response: Citibank, N.A. and Bessemer Trust Company (“BTCO”) serve as custodians for the Subsidiary. The Subsidiary’s custodians are disclosed in the Fund’s SAI. The Registrant hereby confirms that the Subsidiary complies with the custody provisions of Section 17 of the 1940 Act, including the self-custody requirements of Rule 17f-2 with respect to the portion of the Subsidiary’s assets for which BTCO serves as custodian. These requirements include, but are not limited to, independent accountant verification of the Subsidiary’s assets, including verification on a surprise basis.

d.	Comment: Please explain the Fund’s basis of determining that income derived from the Subsidiary is “qualifying income” under the Internal Revenue Code of 1986, as amended (the “Code”).

Response: As disclosed on p. 40 of the Prospectus, the Internal Revenue Service (“IRS”) has issued a private letter ruling to the Fund confirming that “Subpart F income” derived from its investment in the Subsidiary, which invests in commodities and commodity-linked instruments, will constitute “qualifying income” under Subchapter M of the Code. As is also disclosed in the Prospectus, the status of the Fund as a regulated investment company might be jeopardized if the IRS subsequently concluded that income from the Fund’s investment in the Subsidiary does not constitute qualifying income to the Fund.

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e.	Comment: Please disclose any differences between the investment strategies and policies of the Fund and the Subsidiary.

Response: The Subsidiary is subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund, other than as disclosed in the Prospectus. Specifically, the Subsidiary (unlike the Fund) may invest without limitation in commodities, commodities-related instruments, derivatives and other investments.

f.	Comment: Please confirm/disclose that the Subsidiary’s financial statements are consolidated with the Fund’s in the Fund’s annual and semi-annual shareholder reports.

Response. The Registrant hereby confirms that the Subsidiary’s financial statements are consolidated with the Fund’s in the Fund’s annual and semi-annual shareholder reports. The Registrant also discloses in annual and semi-annual shareholder reports and the SAI that the financial statements are filed on a consolidated basis.

g.	Comment: Please confirm that the expenses of the Subsidiary are reflected in the Fund’s “Annual Fund Operating Expenses” table.

Response: The Registrant hereby confirms that the expenses of the Subsidiary are included in the Fund’s “Other Expenses” line item of the “Annual Fund Operating Expenses” table.

h.	Comment: Please confirm that the Subsidiary and its Board of Directors have agreed to the service of process in the United States and an inspection of the Subsidiary’s books and records by the Staff.

Response: Although not required, the Registrant has previously filed as an exhibit to the Registrant’s registration statement a consent to service of process and to the examination of the Subsidiary’s books and records. Furthermore, the members of the Board of Directors of the Subsidiary are all U.S. persons located in the United States and are therefore subject to service of process in the United States.

i.	Comment: Please indicate whether the Board of Directors of the Subsidiary signs the registration statement of the Registrant.

Response: The Registrant will respond to any and all questions from the Staff in connection with the Subsidiary. However, the Registrant does not believe that the Board of Directors of the Subsidiary is required to sign the Fund’s registration statement. In response to a previous request from the Staff, the Registrant set forth the basis for this position in correspondence dated March 15, 2013.

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We hope that these responses adequately address your concerns. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

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Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc: Steven L. Williamson

Nicola Knight

Paul J. Delligatti